UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2017

Medalist Diversified REIT, Inc.
(Exact name of issuer as specified in its charter)

Maryland	47-5201540
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

11 S. 12th Street Richmond, Virginia 23219
(Full mailing address of principal executive offices)

(804) 344-4435
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Medalist Diversified REIT, Inc., a Maryland corporation, referred to herein as “we”, “us,” “our” or “the Company”, contains certain forward-looking statements that are subject to various risks and uncertainties.  Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced our offering circular dated August 1, 2016 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference.

(https://www.sec.gov/Archives/edgar/data/1656108/000147793216012768/gkinvestment_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report.  The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We were incorporated as a Maryland corporation on September 28, 2015. We are an externally managed company with the objective to acquire, reposition, renovate, lease and manage income-producing properties, with a primary focus on (i) commercial properties, including flex-industrial, and retail properties, (ii) multi-family residential properties, and (iii) hospitality. We intend to invest primarily in properties across secondary and tertiary markets in the southeastern part of the United States, with an expected concentration in Virginia, North Carolina, South Carolina and Georgia. We refer to investments with the foregoing characteristics as our “target properties.”

We intend to make an election to be taxed as a REIT under Section 856(c) of the Code, beginning with our taxable year ending December 31, 2017. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains and income from operations or sales through a TRS). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

We are currently offering shares of our common stock to the public pursuant to a qualified offering statement under Regulation A, or the offering. We intend to use the net proceeds of the offering to acquire additional target properties and otherwise fund our operations. We held the initial closing of our offering in April 2017 and concurrently acquired our first asset, the Shops at Franklin Square, a 134,299 square foot retail property located at 3940 East Franklin Boulevard in Gastonia, North Carolina 28056, or the Franklin Square Property. We paid approximately $6,225,000 in cash and assumed secured debt of approximately $14,275,000 to acquire the Franklin Square Property, in addition to closing and acquisition costs, including acquisition fees payable to our Manager. Inclusive of fees, costs and other expenses, we deployed $7,197,817 of cash in the acquisition of the Franklin Square Property.

Operating Results

For the six-month period ended June 30, 2017

As of June 30, 2017, we held one asset. We closed on our first asset and commenced operations on April 28, 2017, resulting in significant changes versus the six month period ended June 30, 2016.

For the period from acquisition, April 28, 2017 to June 30, 2017, the Franklin Square Property delivered total revenues from operations of $348,237; operating costs, excluding depreciation and amortization, interest and property management fees, aggregating $67,510 and net operating income from the property for the six-month period was $280,727. After deducting depreciation and amortization, interest expense and property management fees, we had a net loss from the property for the six-month period of $19,147.

Corporate Costs. For the six-month period ended June 30, 2017, we incurred corporate costs for legal representation, annual audits, tax returns, directors’ and officers’ liability insurance, and other corporate related costs of $125,682. In addition, for the six-month period ended June 30, 2017, we incurred $40,127 for asset management fees and acquisition fees and commissions related to our initial property purchase of $476,873. Corporate expenses totaled $602,555.

We had an aggregate net loss of $608,884 during the period ended June 30, 2017 due in large part to the payment of expenses related to the acquisition of the Franklin Square Property and our offering, while receiving only two months of revenues during the period.

For the period of January 1, 2016 to June 30, 2016

During the period from January 1, 2016 to June 30, 2016 we had not yet commenced active operations and our sole activities related to continuing to work through the process of qualifying our offering under Regulation A. We incurred $37,921 of expenses during that period and had no revenues, resulting in a net loss of $37,921 during the period.

Liquidity and Capital Resources

As of June 30, 2017, we had cash on hand of $376,052.

Our business model is intended to drive growth through acquisitions. Access to the capital markets is an important factor for our continued success. We expect to continue to issue equity in our company through our offering with proceeds being used to acquire additional target properties.

Our liquidity needs are primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with long-term debt financing for our properties; (iv) recurring capital expenditures; (v) debt repayments; (vi) payment of principal of, and interest on, outstanding indebtedness; and (vii) corporate and administrative costs.

Internal liquidity will be provided solely by the rental receipts from our real properties. The only external liquidity source we have currently identified is our offering. Since June 30, 2017 we have held subsequent closings on our offering resulting in an infusion of an additional $573,651 of capital.

Trend Information

Our company, through our operating partnership is engaged primarily in the acquisition, leasing and disposition of our target properties. Currently our management believes that market trends for the asset classes and geographic markets comprising our target properties remain attractive and should remain so barring any severe recession or onerous jolt to the financial system.

With the completion of our offering’s initial and subsequent closings we have been successful in acquiring our first asset and have placed another under contract in accordance with our business plan. While there can be no assurances that additional funds will be raised, continued success of our offering should enable us to accelerate acquisition plans, provide liquidity to recruit and retain qualified personnel to support growth and enhance purchasing power for goods and services in connection with the operation of our properties.

Item 2.   Other Information

None.

Item 3.   Financial Statements

MEDALIST DIVERSIFIED REIT, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
Assets

Investment in real estate, net	$20,342,754	$-
Cash	376,052	82
Rents and other receivables	23,848	-
Property tax and insurance reserves	125,443	-
Lender held reserves	277,517	-
Tenant improvement reserve	242,180	-
Lease rollover reserve	350,000	-
Leasing commissions, net	17,131	-

Total assets	$21,754,925	$82

Liabilities and Stockholders' Equity (Deficit)

Liabilities:
Mortgage note payable, net of financing costs	$14,250,682	$-
Accounts payable and accrued expenses	142,902	153,832
Advances from affiliate	209,772	136,963
Tenant deposits	47,091	-

Total liabilities	14,650,447	290,795

Stockholders' equity (deficit):
Common stock	$8,885	$-
Additional paid in capital	7,995,440	250
Accumulated deficit	(899,847)	(290,963)

Total stockholders' equity (deficit)	7,104,478	(290,713)

Total liabilities and stockholders' equity	$21,754,925	$82

The accompanying notes are an integral part of the financial statements.

MEDALIST DIVERSIFIED REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six month period ended June 30, 2017	Six month period ended June 30, 2016
	(Unaudited)	(Unaudited)

Rental revenues	$348,237	$-

Expenses:
Property operations
Direct expenses	32,898	-
General and administrative expenses	1,464	-
Property management fee	8,020
Real estate taxes	33,148
Interest expense	114,742	-
Depreciation expense	164,272	-
	354,544	-

Administration of REIT
Management fees	14,288	-
Professional fees	17,434	-
Organization costs	84,601	21,014
Other expenses	23,647	16,907
Commissions and property acquisition fees	462,607	-
	602,577	37,921

Total expenses	957,121	37,921

Net loss	$(608,884)	$(37,921)

Loss per share	$(0.69)	$-

Weighted-average number of shares	888,483	-

Dividends declared per common share	$-	$-

The accompanying notes are an integral part of the financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

MEDALIST DIVERSIFIED REIT, INC.

CONSOLIDATED STATEMENT OF EQUITY (DEFICIT)

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total

Balance, December 31, 2016	$-	$250	$(290,963)	$(290,713)

Capital contribution	8,885	8,606,106	-	8,614,991

Syndication costs	-	(610,916)	-	(610,916)

Net loss	-	-	(608,884)	(608,884)

Balance, June 30, 2017	$8,885	$7,995,440	$(899,847)	$7,104,478

The accompanying notes are an integral part of the financial statements.

MEDALIST DIVERSIFIED REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month period ended June 30, 2017	Six month period ended June 30, 2016
	(Unaudited)	(Unaudited)

Operating activities:
Net loss	$(608,884)	$(37,921)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation expense	164,272	-
Amortization of financing costs	1,057
Changes in assets and liabilities:
Rents and tenant receivables	(23,848)
Funds in escrow	(54,724)	-
Leasing commissions	(17,131)
Accounts payable and accrued expenses	(10,930)	20,942
Advances from affiliate	72,809	16,907
Tenant deposits	47,091	-
Net cash used in operating activities	(430,288)	(72)

Investing activities:
Acquisition of real estate including capital reserves	$(7,197,817)	$-
Net cash used in investing activities	(7,197,817)	-

Financing activities:
Capital contribution	$8,614,991	-
Payment of syndication costs	(610,916)	-
Net cash provided by financing activities	8,004,075	-

Change in cash	375,970	(72)

Cash, beginning of period	82	126

Cash, end of period	$376,052	$54

Supplemental disclosure of cash flow information:
Non-cash investing and financing transactions
Debt incurred for purchase of real estate	$14,275,000	$-
Other cash transactions
Cash paid for taxes	$-	$-
Cash paid for interest	$113,685	$-

The accompanying notes are an integral part of the financial statements.

Medalist Diversified REIT, Inc.

Note 1 - Organization

Medalist Diversified REIT, Inc. (the “Company”) was formed as a Maryland corporation on September 28, 2015 to acquire, reposition, renovate, lease and manage income-producing real estate, with a primary focus on (i) commercial properties, including flex-industrial, and retail properties, and (ii) multi-family residential properties. The Company is externally managed and advised by Medalist Fund Manager, Inc., a Virginia corporation. The Manager will make all investment decisions.

The Company formed a subsidiary, Medalist Diversified Holdings, L.P. (the “Operating Partnership”) on September 29, 2015. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company is the sole general partner of the Operating Partnership.

On July 28, 2016, the Securities and Exchange Commission (the “SEC”) qualified the Company’s public offering of up to $50 million in common stock for an initial price of $10.00 per share. The initial closing occurred on April 28, 2017. Additional closings will be held monthly and the final closing will occur whenever the offering has reached the maximum offering amount or January 28, 2018, whichever occurs first.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Operating Partnership. There were no intercompany balances as of June 30, 2017 and December 31, 2016 or transactions for the six-month periods ended June 30, 2017 and 2016.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) as contained within the Financial Accounting Standards Board Accounting Standards Codification.

Cash

Cash consists of amounts that the Company has on deposit with major commercial financial institutions, which are insured by the Federal Deposit Insurance Company (“FDIC”) up to $250 thousand. The Company’s credit loss in the event of failure of these institutions is represented by the difference between the FDIC limit and the total amounts on deposit.

Real Estate

The Company records real estate and related intangibles at fair value upon acquisition. Improvements and major repairs and maintenance are capitalized when the repair and maintenance substantially extends the useful life, increases capacity or improves the efficiency of the asset. All other repair and maintenance costs are expenses as incurred.

The Company records depreciation on buildings and improvements using the straight-line method over the useful life of the asset, generally 5 – 39 years.

Revenue Recognition

The Company recognizes rental revenue from tenants on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of the leased asset.

Tenant Receivables

Tenant receivables include base rents, tenant reimbursements, and receivables attributable to recording rents on a straight-line basis. The Company determines an allowance for the uncollectible portion of accrued rents and accounts receivable based upon customer credit-worthiness. The Company did not consider an allowance for doubtful accounts necessary as of June 30, 2017 and 2016 and had no bad debts for the periods ended June 30, 2017 and 2016.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

Organizational and Offering Costs

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to stockholders’ equity.

Subsequent Events

The Company has evaluated subsequent events through September 27, 2017, the date which the consolidated financial statements were available to be issued, for recognition or disclosure and has determined that other than as disclosed in Note 3 and Note 6, there are no events to be reported or disclosed on the accompanying consolidated financial statements.

Note 3 – Real Estate

On April 28, 2017, in connection with the initial closing of the Offering, the Company, through the Operating Partnership, acquired a retail shopping center (“Franklin Square”) from Medalist Fund I-A, LLC, an affiliate (the “Seller”).

The purchase of the property was financed with debt and cash totaling $7,197,817, as follows:

Purchase Price	$20,507,026
Debt assumed	(14,275,000)
6,232,026
Other costs and reserves:
Lease rollover reserve	350,000
Financing costs	25,375
Property tax and insurance reserves	87,499
Lender held reserves	260,737
Tenant improvement reserve	242,180

$7,197,817

A summary of the real estate at June 30, 2017 is as follows:

Land	$2,313,276
Land improvements	2,142,732
Building	13,512,143
Other assets	2,338,362
Furniture and equipment	200,513

Total	20,507,026

Less accumulated depreciation	164,272

Real estate investments, net	$20,342,754

Depreciation expense for the period ending June 30, 2017 totaled $164,272.

The Company has a Purchase and Sale Agreement to acquire a hotel in Greensboro, North Carolina, for a purchase price of $15,100,000 with approximately $3,000,000 paid in cash and $12,100,000 assumed in debt. The purchase is expected to occur within the next thirty days.

Note 4 – Reserves

In connection with the acquisition of Franklin Square and as a result of the bankruptcy of hhgregg, a former anchor tenant of Franklin Square, the lender holding the senior mortgage debt required a $700,000 deposit be placed into an escrow account, or the Escrow Deposit. The Escrow Deposit was funded in equal amounts by the Seller and the Company, and is included on the accompanying consolidated balance sheets as Lease Rollover Reserve. If during the 18 months following the closing of Franklin Square, or the Initial Period, a substitute tenant is found, the Escrow Deposit will be disbursed to the Seller and the Company in equal amounts. If a substitute tenant is found after the Initial Period, the Escrow Deposit will be disbursed entirely to the Company.

Note 5 – Mortgage Note Payable

In connection with the acquisition of Franklin Square, the Company assumed from the Seller an interest only loan held by Midland Loan Services, a PNC Real Estate Business. The principal balance is $14,275,000. The interest rate on the loan is 4.7% and interest payments are due monthly. Interest expense was $113,685 for the period ended June 30, 2017. The principal balance matures on March 6, 2021.

Financing costs totaling $25,375 are net against the mortgage note payable and amortization of this balance is recognized as interest expense ($6,344 annually). Amortization totaled $1,057 for the period ended June 30, 2017.

Note 6 – Equity

The Company is authorized to issue up to 750,000,000 shares of common stock at $0.01 par value per share and 250,000,000 shares of preferred stock at $0.01 par value per share. The aggregate value of all authorized Shares having par value is $10,000,000. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors. The board of directors is authorized, without further stockholder action, to provide for the issuance of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as the board of directors approves.

On April 28, 2017, the Company issued 888,483 common shares ($0.01 par value) at $10 per share ($8,884,830) less discounts totaling $269,839. Proceeds of $8,614,991 were used for syndication costs, expenses incurred in the current year and prior periods, and for the purchase of the property described in Note 3.

Subsequent to June 30, 2017, on July 14, 2017, July 21, 2017, and August 31, 2017, the Company issued 63,363 additional shares at par value for total proceeds of $573,651 (net of discounts).

Note 7 – Rentals under Operating Leases

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five-year and thereafter, excluding CAM, as of June 30, 2017 are as follows:

Remaining six months ending December 31, 2017	$783,398
December 31, 2018	1,581,446
December 31, 2019	1,495,317
December 31, 2020	1,272,488
December 31, 2021	1,180,651
December 31, 2022	741,447
Therafter	1,360,129

$7,631,478

For the period ended June 30, 2017, the anchor tenant represented 36% of the Company’s rental revenues.

Note 8 - Related Parties

The Company has, and is expected to continue to engage in, transactions with related parties. As of June 30, 2017, the Company had received advances from the Manager and other affiliates totaling $209,772 to be used for operating expenses.

Item 4.   Exhibits

Exhibit Number	Exhibit Description

2.1	Articles of Incorporation of Medalist Diversified REIT, Inc., incorporated by reference to Exhibit 2.1 of our Form 1-SA filed on October 26, 2016.
2.2	Bylaws of Medalist Diversified REIT, Inc., incorporated by reference to Exhibit 2.2 of our Form 1-A filed on April 14, 2016.
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 of our Form 1-A filed on July 8, 2016.
6.1	Agreement of Limited Partnership of Medalist Diversified Holdings, L.P., incorporated by reference to Exhibit 6.1 of our Form 1-SA filed on October 26, 2016.
6.2	Management Agreement by and among Medalist Diversified REIT, Inc., Medalist Diversified Holdings, L.P., incorporated by reference to Exhibit 6.2 of our Form 1-SA filed October 26, 2016.
6.3	Real Estate Purchase and Sale Agreement (Franklin Square) by and between our operating partnership and Medalist Fund I-A, LLC, incorporated by reference to Exhibit 6.3 of our Form 1-A filed on July 8, 2016.
6.4	Real Estate Purchase and Sale Agreement (Greensboro Hampton Inn) by and between our operating partnership and Medalist Fund I-A, LLC, incorporated by reference to Exhibit 6.4 of our Form 1-SA filed on October 26, 2016.
6.5	First Amendment to and Reinstatement of Real Estate Purchase and Sale Agreement by and between Medalist Diversified Holdings,L.P. and Medalist Properties 8, LLC, incorporated by reference to Exhibit 6.5 of our Form 1-A POS filed on July 28, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medalist Diversified REIT, Inc., a Maryland corporation

By:	/s/ Thomas E. Messier
Name:	Thomas E. Messier
Its:	Co-President
Date:	September 28, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Thomas E. Messier
Name:	Thomas E. Messier
Its:	Co-President
Date:	September 28, 2017

By:	/s/ Thomas E. Messier
Name:	Thomas E. Messier
Its:	(principal executive officer, principal accounting officer and principal financial officer)
Date:	September 28, 2017